SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2018
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ/MF): 33.042.730/0001-04

Company Registry (NIRE): 35-3.0039609.0

MATERIAL FACT

According to the debt reprofiling with Caixa Economica Federal (“CEF”), as a result of the material fact disclosed on August 8, 2018, COMPANHIA SIDERÚRGICA NACIONAL ("Company") hereby informs that the Board of Directors approved its 10th issuance of non-convertible debentures of single collateral class, in the amount of up to R$ 2,000,000,000.00, with a nominal unit value of R$ 1,000.00 on the issue date ("Debentures" and "Issuance", respectively).

The Issuance will be subject of a public offering, with restricted distribution efforts, pursuant to Law no. 6.385/76, of the Brazilian Securities and Exchange Commission ("CVM") no. 476/2009, and other applicable legal and regulatory provisions, under the mixed regime of firm guarantee and better placement efforts and aimed at professional investors, as provided for in article 9-A of CVM Instruction 539/2013.

The Debentures will have a maturity of five years, counted from the issue date.

The funds raised by the Company through the Issuance will be exclusively destined for ordinary payment of part of the debt held by the Company with CEF.

The realization of the Issuance is subject to the fulfillment of certain usual precedent conditions in operations of this nature.

This Material Fact is being published by the Company exclusively in compliance with applicable legislation and regulations, in a way that is exclusively informative and should not be interpreted or considered, for all legal purposes, as a material for sale or disclosure of the Debentures.

São Paulo, December 17, 2018.

COMPANHIA SIDERÚRGICA NACIONAL

Marcelo Cunha Ribeiro

Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 18, 2018

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Marcelo Cunha Ribeiro
Marcelo Cunha Ribeiro Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.